Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statement (Form S-8 No. 333-00000) pertaining to the 2001 Cable Design Technologies Long-Term Performance Incentive Plan of Belden Inc. of our report dated February 27, 2009, except for the retrospective adjustments described in Notes 2 and 4, as to which the date is June 22, 2009, with respect to the consolidated financial statements and schedule of Belden Inc. included in its Current Report on Form 8-K and of our report dated February 27, 2009 with respect to the effectiveness of internal control over financial reporting of Belden Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008.
/s/ Ernst & Young
St. Louis, Missouri
June 22, 2009